UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2013

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F       ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐       No ☒

A copy of the Registrant’s Annual Information Form for the fiscal year ended June 30, 2013, its Management’s Discussion and Analysis for the fiscal year ended June 30, 2013 and its Consolidated Financial Statements for the fiscal years ended June 30, 2013 and 2012 are furnished herewith and are incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 No. 333-157279

Registration Statement on Form F-3 No. 333-189879

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Annual Information Form for the fiscal year ended June 30, 2013.

99.2	Management’s Discussion and Analysis for the fiscal year ended June 30, 2013.

99.3	Audited Consolidated Financial Statements for the fiscal years ended June 30, 2013 and 2012.

99.4	Certification of Annual Filings signed by the Chief Executive Officer dated September 11, 2013.

99.5	Certification of Annual Filings signed by the Chief Financial Officer dated September 11, 2013.

99.6	Letter to Shareholders.

99.7	Press Release dated September 11, 2013: “Transition Therapeutics Announces Fiscal 2013 Year End Financial Results.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date:	September 11, 2013	By:	/s/ Nicole Rusaw
		Name:	Nicole Rusaw
		Title:	Chief Financial Officer

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